PRESS RELEASE

Banro Announces Election of Directors

Toronto, Canada – June 25, 2015 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that the six nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Thursday, June 25, 2015 were elected at the Meeting as directors of Banro. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Richard W. Brissenden	60,723,549	98.02%	1,228,131	1.98%
John A. Clarke	61,006,167	98.47%	945,513	1.53%
Maurice J. Colson	60,326,668	97.38%	1,625,012	2.62%
Peter N. Cowley	60,896,089	98.30%	1,055,591	1.70%
Mick C. Oliver	60,991,567	98.45%	960,113	1.55%
Derrick H. Weyrauch	60,379,066	97.46%	1,572,614	2.54%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of commissioning of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com